Exhibit (23)(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports, dated March 9, 2005, relating to the consolidated financial statements and financial statement schedules of WPS Resources Corporation and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting principles) and relating to management's report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of WPS Resources Corporation for the year ended December 31, 2004, and to the reference to us under the heading "Experts" in the Prospectus which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

Milwaukee, WI
April 29, 2005